U. S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                           FORM 10-SB/A
                         (Amendment No. 2)


        GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934.

                               EVERLERT, INC.
            (Name of Small Business Issuer in its charter)


             Nevada                                          91-1886117
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
  incorporation or organization)

     1201 East Warner Avenue, Santa Ana, California               92705
    (Address of principal executive offices)                    (Zip Code)

                Issuer's telephone number:  (714) 966-0710

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                     Name of each exchange on which
    to be so registered                     each class is to be registered

            None                                         None

Securities to be registered pursuant to Section 12(g) of the Act:

                                Common Stock
                              (Title of Class)

                                     None

                              (Title of Class)

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development.

Everlert, Inc., a Nevada corporation ("Company"), was originally incorporated on February 3, 1998, and has adopted a December 31 year-end. At December 31, 1999, the Company was a development stage company, since it has not commenced its planned principal operations.

On April 1, 1999, the Company entered into an agreement to purchase certain smoke and heat detector technology from Safe at Home Products, Inc., a California corporation, in exchange for 12,000,000 shares of the Company's common stock valued at $6,000,000; this technology was owned by NuCo, Inc., a Nevada corporation and subsidiary of Safe at Home. In return, the Company received all of the issued and outstanding common stock of NuCo, Inc. (12,000,000 shares, valued at fifty cents per share) (see Exhibit 2 to this Form 10-SB).

Originally, Safe at Home, a development company in the business of developing a series of products for home safety, licensed the voice record playback smoke detector technology to the Company. Under this agreement, the Company was to pay a down payment on royalties approximately six months after the license agreement was signed, the money was to come from the proceeds of a Rule 504 offering. When this offering failed to produce the cash, the Company couldn't meet the down payment terms and was in a default position on the terms of the licensing agreement. Safe at Home determined that since the Company had already become known in the investment community as the voice record and playback smoke alarm company, it would make better business sense to find a way to let the Company proceed on its course to develop and market the smoke alarm and thereby providing a way for Safe at Home to recoup its investment. Acting upon the advice of legal and tax consultants, it was decided that Safe at Home should form a wholly owned company, NuCo, and transfer the smoke detector rights and technology into this company in exchange for its stock. Next, an agreement was arrived at whereby Safe at Home would exchange the NuCo stock for shares of the Company's common stock in a tax free transaction. Upon completion of these transactions, the Company holds the rights to the technology and the NuCo stock, and Safe at Home holds Company.

The method that was used to determine the number of Company shares to issue to Safe at Home in connection with the acquisition of NuCo, Inc, is as follows:

The royalty stream originally agreed upon was that in exchange for the technology the Company would pay Safe At Home a royalty of 10% of the net sales for a 5 year period. The Company was to pay Safe At Home a $100,000 advance against royalties on or before September 15, 1998. Because the funding expected from the 504 offering did not materialize, the Company was in default under this agreement.

Since the considerable effort to raise funds for the Company were beginning to show some promise, it was not in either company's interest to unwind the agreement. What made sense was to arrive at another arrangement which would permit Safe At Home an opportunity to recoup its investment in the technology at some future date while allowing the Company to proceed with its capital raising, product development, and marketing plans.

From the Company's calculations, the internal rate of return is calculated at 29.5%. Therefore, to determine a fair value for the Company to pay in a lump sum, the royalty stream was discounted at the internal rate of return, to present value.
This is shown below:

                                                      Present Value
Year    Revenues       10% Royalties                  @ 29.5%

1      $  3,292,750    $     329,275                  $   262,131
2        18,987,600       1,898,760                     1,146,158
3        30,454,750       3,045,475                     1,420,944
4        42,220,700       4,222,070                     1,523,477
5        59,682,000       5,968,200                     1,663,729

Totals                  $15,463,780                    $6,016,439

Since the intention was to pay Safe at Home this amount in restricted shares of Company common stock, a value had to be arrived at for the restricted shares. It was decided that an average of $0.50 per restricted share would be a fair valuation for the technology deal with Safe At Home Products.

For ease of calculation, the $6,016,439 was rounded to $6,000,000. At a value of $0.50 per restricted share, this computes to 12 million shares.

Business of the Company.

The Company's principal business objective is to develop, manufacture and market smoke and heat detectors and related products for residential and commercial fire safety.
Activities to date have been limited primarily to organization, initial capitalization, finding and securing an experienced management team and board of directors, the development of a business plan and commencing with initial operational plans. The Company, however, has yet to establish a base of operations and must be considered a start-up company with no current established source of revenues until operations commence.

The Company seeks to establish a base of operations in the fire safety industry. Through the share exchange agreement with SAHP, the Company has acquired the technology and rights to develop and produce smoke and heat detector product lines for residential and commercial application. The first technology is a plastic Christmas tree ornament-styled smoke detector. The second is smoke and heat detector technology designed to replace or supplement existing smoke detectors. The Company has not yet manufactured or sold any products to date. Management seeks to introduce the products for retail sales in approximately eight months. The Company's products are not currently protected by any patents since the Company has not had the available funds to file such an application; it is the intent of the Company to do so in the future. There are no design obstacles to be overcome before the Company is ready to commercialize its products.

Management of the Company believes that its products will compete with existing smoke detectors in that its products are more advanced than existing detectors for the following reasons:

Unique design of the case and smoke chamber;

Blocking light approach to smoke detection rather than scattered light approach used in other detectors.

No use of the ionization method in the detector element, which requires the use of a radioactive substance.

Use of sound and voice alarm, as opposed to sound only in other devices; this voice can be pre-recorded with various types of messages.

Simultaneous heat detection, as opposed to smoke detection only in other detectors.

The Company intends to outsource the manufacturing of printed circuit boards and plastic housing for the detectors, with the final assembly and testing to be done directly by the Company at its current offices. Although the Company does not have any manufacturing experience, the principals of the Company have significant manufacturing experience in the fields of commercial and aerospace. The Company will not need to obtain any license agreements before it is able to market its products.

The Company plans to reach prospective customers via retail and wholesale stores, its web site, strategic relationships and mail order catalogs. Presently, the Company has yet to begin these efforts, but plans to establish a base of operations in approximately twelve months. The Company believes that recent developments in technology, specifically the growth of the Internet as a means of communication, will increase the ability of the Company to reach more individuals and businesses. The Company has already completed it website development at www.everlert.com, although approximately $2,000 additional will need to be invested in technical aspects for acceptance of orders. There are not expected to be any security authorization concerns with this website.

Planned advertising activities include retail trade magazines, mail order catalogs and possibly television commercials and infomercials. The use of these advertising media also have the advantage of educating the consumer for the need to install multiple smoke detectors, thus increasing home safety. The Company has submitted its products for evaluation to potential customers.

The Company does not have any relationships with suppliers to acquire materials for production of its yet to be manufactured products. The Company, however, is currently seeking suppliers over its website and expects to establish relationships with suppliers it seeks to provide smoke and heat detector products. As of June 30, 2000, no sales revenues have been generated by the Company. The Company does not anticipate that its revenues will be dependent, however, on any one or even a few major customers once its revenues begin.

Policing unauthorized use of the Company's proprietary and other intellectual property rights could entail significant expense and could be difficult or impossible. In addition, there can be no assurance that third parties will not bring claims of copyright or trademark infringement against the Company or claim that certain of the Company's processes or features violates a patent. There can be no assurance that third parties will not claim that the Company has misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, or require the Company to enter into costly royalty or licensing arrangements, to prevent further infringement which could have a material adverse effect on the Company's business, financial condition or operating results.

The only agency testing required for Company products is Underwriters Laboratories ("UL"), which is a private testing organization. The Company's products have not yet been submitted to UL for testing pending final tooling of the products (the Company must meet UL Standard 217). Once listing by UL is approved the Company is required to submit an application to the state fire marshal which recognizes UL testing and listing. Conversations with the California Fire Marshal's office indicate that this is a two-week process. Most other states reciprocate California Fire Marshal approval.

Foreign countries such as Canada and most European countries require submittal to the cognizant testing agency prior to initiating sales. As the market develops, the Company will submit products to meet testing criteria on a country by country basis. Many countries do not have any testing standards thus; products can be marketed without further testing. In many instances satisfaction of UL tests suffices and is recognized.

The Company's products are subject to the provisions of the Federal Consumer Product Safety Act ("FCPS Act") and the rules and regulations promulgated thereunder. The FCPS Act authorizes the Consumer Product Safety Commission ("CPSC") to protect the public against unreasonable risks of injury associated with consumer products. The CPSC can require the repurchase or recall by a manufacturer such as the Company of its products and can impose fines or other penalties in the event of violations of the FCPS Act. Similar laws exist in states and municipalities and in foreign countries in which the Company may market its products.

The Company will also be subject to various federal, state and foreign laws and regulations pertaining to the use of potentially dangerous materials, to the discharge of materials into the environment or otherwise relating to the protection of the environment, which may require the Company to allocate a portion of its operating budget for use in ensuring its full compliance with such regulations.

The Company believes that it will be able to comply in all material respects with laws and regulations governing the fire safety industry, and that such laws will not have a material effect on its operations. However, various federal and state agencies may propose new legislation that may adversely affect the Company's business, financial condition and results of operations. The Company is not aware of any other federal, state or local environmental laws that would affect its operations.

The Company has incurred minimal research and development costs, although the Company believes that the long-term success of its business may require substantial research and development. The Company will seek to further develop its products internally through research and development or strategic partnerships, but if the Company can purchase or license products, services or technologies from third-parties at reasonable costs, it will do so in order to avoid the time and expense involved in developing such products, services or technologies. The Company is not currently in negotiations with any strategic partners.

As a start up company  in the research and development phase the
Company presently has three   full time employees and no part
time employees. The Company's employees are currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employees are good. Management does anticipate changes in the number of employees over the next twelve months to approximately eleven total employees.

ITEM 2.  PLAN OF OPERATION.

Twelve Month Plan of Operation.

The operational period from February 3, 1998 to December 31, 1999, achieved two main goals for the Corporation: (a) formation of the organization to pursue the Company's business objective, and (b) obtain sufficient capital to commence initial operations. The Company is a developmental stage enterprise, and has not generated any revenues to date. The Company has devoted substantially all of its present efforts to developing its products to be manufactured and marketed and completing its reporting requirements with the Securities Act of 1934 and its commencement of trading on the Over-the-Counter Bulletin Board (the Company was delisted from this exchange as of November 18, 1999). In order to qualify for relisting on the Bulletin Board, the Company must comply with the new eligibility rules of this exchange, which require that all listed companies be reporting companies. Accordingly the Company filed its Form 10-SB Registration Statement with the Securities and Exchange Commission on November 18, 1999; the Company must clear comments on this Registration Statement to be eligible for relisting.

Realization of sales of the Company's products during the fiscal year ending December 31, 2001 is vital to its plan of operations. The Company believes that its initial revenues will be primarily dependent upon the its ability to cost-effectively and efficiently develop and market smoke and heat detectors. The Company designates as its priorities for the first next twelve months of operations as developing and marketing its products to establish its operations by: (a) implementing and successfully executing its business and marketing strategy, including developing and marketing its products to establish its business in the home safety industry; (b) developing relationships with strategic partners; (c) responding to competitive developments; and (d) attracting, retaining and motivating qualified personnel.

Management of the Company believes that the need for additional capital going forward will be derived somewhat from earnings generated from the sale of its products. In such case, it is the intent of the Company to seek to raise additional capital via a private placement offering. The Company currently has a stock subscription at June 30, 2000 for common stock in the approximate amount of $918,000. The Company believes that realization of this capital will sustain it for at least twelve months of operations. In the meantime, management of the Company plans to advance funds to the Company on an as-needed basis although there is no definitive or legally binding arrangement to do so. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained that it will be on reasonable terms. The Company believes that its initial revenues will be primarily dependent upon the Company's ability to cost effectively and efficiently develop, manufacture and market smoke detectors and related home safety products.

The Company incurred significant expenses for the operating period February 3, 1998 to June 30, 2000, totaling $2,236,025. Expenditures were primarily due to costs incurred for amortization expenses, consulting fees, engineering, and general and administrative expenses. The Company's consulting expenses were incurred from its public listing process on the Over-the-Counter Bulletin Board. Due to the significant operating expenses, the Company experienced a net loss of $2,236,025 for this period. The Company anticipated incurring this loss during the initial commencement of operations until such time that it will realize revenues from operations in the fiscal year 2000.

The Company's ability to distribute, and generate awareness of, the Company's products must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new markets. There can be no assurance that the Company will be successful in establishing a base of operations, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

Risk Factors Connected with Plan of Operation.

(a)  Only Limited Prior Operations.

The Company has only limited operations and is subject to all the risks inherent in the creation of a new business. Since the Company's principal activities to date have been limited to organizational activities and prospect development, it has no record of any revenue-producing operations. Consequently, there is only a limited operating history upon which to base an assumption that the Company will be able to achieve its business plans. In addition, the Company has only limited assets. As a result, there can be no assurance that the Company will generate significant revenues in the future; and there can be no assurance that the Company will operate at a profitable level. If the Company is unable to obtain customers and generate sufficient revenues so that it can profitably operate, the Company's business will not succeed.

(b)  Need for Additional Financing May Affect Operations.

Current funds available to the Company will not be adequate for it to be competitive in the areas in which it intends to operate. Therefore, the Company will need to raise additional funds in order to fully implement its business plan. However, there can be no assurance that the Company will be successful in raising such additional funds. Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuance of stock in lieu of cash.

Since inception, the Company has financed operations primarily through private placements of common stock, and certain borrowings. In addition to two promissory notes between the Company and its directors (see "Certain Relationships and Related Transactions"), the Company has also borrowed $169,599.60 from an unrelated party. This promissory is unsecured, payable in one payment including principal and interest at maturity, bearing an interest rate of 10%, and originally matured on March 22, 1999; this note has been extended by oral agreement of the parties to March 22, 2001 (see
Exhibit 10.1 to this Form 10-SB). Additionally, the holder has the option to convert any unpaid balances, including accrued interest, into shares of the Company's common stock at a price of $1.00 per share.

The Company has significant ongoing liquidity needs to support its existing business and continued growth. The Company's continued operations therefore will depend upon its ability to raise additional funds through bank borrowings, equity or debt financing. Adequate funds may not be available when needed or may not be available on favorable terms. If funding is insufficient at any time in the future, the Company may not be able to take advantage of business opportunities or respond to competitive pressures, any of which could have a negative impact on the business, operating results and financial condition. In addition, if additional shares were issued to obtain financing, current shareholders may suffer a dilutive effect on their percentage of stock ownership in the Company.

(c)  No Assurance of Protection of Proprietary Rights.

The Company's success and ability to compete will be dependent in part on the protection of its potential patents, trademarks, trade names, service marks and other proprietary rights. The Company intends to rely on trade secret and copyright laws to protect the intellectual property that it plans to develop, but there can be no assurance that such laws will provide sufficient protection to the Company, that others will not develop a service that are similar or superior to the Company's, or that third parties will not copy or otherwise obtain and use the Company's proprietary information without authorization. In addition, certain of the company's know-how and proprietary technology may not be patentable.

The Company may rely on certain intellectual property licensed from third parties, and may be required to license additional products or services in the future, for use in the general operations of its business plan. The Company currently has no licenses for the use of any specific products. There can be no assurance that these third party licenses will be available or will continue to be available to the Company on acceptable terms or at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on the Company's business, financial condition or operating results.

(d)  No Assurance of Meeting Underwriters Laboratories Standard.

The agency testing required for Company products is Underwriters Laboratories ("UL"), which is a private testing organization.
The Company's products have not yet been submitted to UL for testing pending final tooling of the products. Although Company management believes that the Company's products meet applicable UL Standard 217, there is a risk that they may not. This testing is of importance since many state fire marshals recognize UL testing and listing. The Company's products would not be available to sale in any state which requires such certification; although they would be in a number of foreign countries which do not require such certification.

(e)  No Assurance of Successful Manufacturing.

The company has no experience manufacturing commercial quantities of products, but management has had experience in this area. The company presently has no plans for developing an in-house manufacturing capability. Accordingly, the company will be dependent upon securing a contract manufacturer or other third party to manufacture the circuit boards and plastic housing of the detectors (the final assembly and testing will be done in-house). There can be no assurance that the terms of any such arrangement would be favorable enough to permit the products to compete effectively in the marketplace.

(f)  Dependence on Outsourced Manufacturing.

The risks of association with outsourced manufacturers are related to aspects of these firms' operations, finances and suppliers. The Company may suffer losses if the outside manufacturer fails to perform its obligations to manufacture and ship the product manufactured. These manufacturers' financial affairs may also affect the Company's ability to obtain product from these firms in a timely fashion should they fail to continue to obtain sufficient financing during a period of incremental growth. The company intends to maintains a strong relationship with these manufacturers to ensure that any issues they may face are dealt with in a timely manner.

(g)  No Assurance of Market Acceptance.

There can be no assurance that any products successfully developed by the company or its corporate collaborators, if approved for marketing, will ever achieve market acceptance. The company's products, if successfully developed, may compete with a number of traditional products manufactured and marketed by major e-commerce and technology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by the company or its corporate collaborators will depend on a number of factors, including the establishment and demonstration of the efficacy of the product candidates, their potential advantage over alternative methods and reimbursement policies of government and third party payors. There can be no assurance that the marketplace in general will accept and utilize any products that may be developed by the company or its corporate collaborators.

(h)  Substantial Competition.

The Company may experience substantial competition in its efforts to locate and attract customers for its products. Many competitors in the smoke detector industry have greater experience, resources, and managerial capabilities than the Company and may be in a better position than the Company to obtain access to attract customers. There are a number of larger companies which will directly compete with the Company. Such competition could have a material adverse effect on the Company's profitability or viability.

(i)  Other External Factors May Affect Viability of Company.

The smoke detector industry in general is a speculative venture necessarily involving some substantial risk. There is no certainty that the expenditures to be made by the Company will result in commercially profitable business. The marketability of its products will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, and the general state of the economy (including the rate of inflation, and local economic conditions), which can affect peoples' spending. Factors which leave less money in the hands of potential customers of the Company will likely have an adverse effect on the Company. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

(j)  Control by Officers and Directors Over Affairs of the Company.

The Company's officers and directors beneficially own approximately 61% of the outstanding shares of the Company's common stock. As a result, such persons, acting together, have the ability to exercise significant influence over all matters requiring stockholder approval. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of the Company. Therefore, it should be assumed that the officers, directors, and principal common shareholders who control these voting rights will be able, by virtue of their stock holdings, to control the affairs and policies of the Company.

(k)  Success of Company Dependent on Management.

The Company's success is dependent upon the hiring and retention of key personnel. None of the officers or directors has any employment or non-competition agreement with the Company. Therefore, there can be no assurance that these personnel will remain employed by the Company. Should any of these individuals cease to be affiliated with the Company for any reason before qualified replacements could be found, there could be material adverse effects on the Company's business and prospects.

In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with minority ownership interest rights to make decision which effect the Company. The success of the Company, to a large extent, will depend on the quality of the directors and officers of the Company. Accordingly, no person should invest in the Shares unless he is willing to entrust all aspects of the management of the Company to the officers and directors.

(l) Conflicts of Interest May Affect Independence of Officers and Directors.

The officers and directors have other interests to which they devote time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to the business of the Company. As a result, certain conflicts of interest may exist between the Company and its officers and/or directors which may not be susceptible to resolution.
In addition, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the Company. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the Board of Directors to the Company, any proposed investments for its evaluation.

(m) Limitations on Liability, and Indemnification, of Directors and Officers May Result in Expenditures by the Company.

The Company's Articles of Incorporation include provisions to eliminate, to the fullest extent permitted by the Nevada Revised Statutes as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors.
The By-Laws of the Company include provisions to the effect that the Company may, to the maximum extent permitted from time to time under applicable law, indemnify any director, officer, or employee to the extent that such indemnification and advancement of expense is permitted under such law, as it may from time to time be in effect. Any limitation on the liability of any director, or indemnification of directors, officer, or employees, could result in substantial expenditures being made by the Company in covering any liability of such persons or in indemnifying them.

(n)  Absence of Cash Dividends.

The Board of Directors does not anticipate paying cash dividends on the common stock for the foreseeable future and intends to retain any future earnings to finance the growth of the Company's business. Payment of dividends, if any, will depend, among other factors, on earnings, capital requirements and the general operating and financial conditions of the Company as well as legal limitations on the payment of dividends out of paid-in capital.

(o)  No Cumulative Voting.

Holders of the shares of common stock of the Company are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, the holders of a majority of the shares present at a meeting of shareholders will be able to elect all of the directors of the Company, and the minority shareholders will not be able to elect a representative to the Company's board of directors.

(p) No Assurance of Continued Public Trading Market; Risk of Low Priced Securities.

Since August 25, 1998, there has been only a limited
public market for the common stock of the Company. The common stock of the Company is currently quoted on the National Quotation Bureau's Pink Sheets; the Company intends to reapply for relisting on the Over the Counter Bulletin Board after clearing comments on this registration statement. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of the Company's securities. In addition, the common stock is subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 ("Reform Act") requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining
the penny stock market and the risks associated therewith.   The
regulations governing low-priced or penny stocks sometimes limit the ability of broker-dealers to sell the Company's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

(q)  Effects of Failure to Maintain Market Makers.

If the Company is unable to maintain a National Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance the Company will be able to maintain such market makers.

(r)  Uncertainty Due to Year 2000 Problem.

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the Company's ability to conduct normal business operations. This creates potential risk for all companies, even if their own computer systems are Year 2000 compliant. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

The Company currently believes that its systems are Year 2000 compliant in all material respects. Although management is not aware of any material operational issues or costs associated with preparing its internal systems for the Year 2000, the Company may experience serious unanticipated negative consequences (such as significant downtime for one or more of its suppliers) or material costs caused by undetected errors or defects in the technology used in its internal systems. Furthermore, the purchasing patterns of consumers may be affected by Year 2000 issues. The Company does not currently have any information about the Year 2000 status of its potential material suppliers. The Company's Year 2000 plans are based on management's best estimates.

Forward Looking Statements.

The foregoing Plan of Operation contains "forward looking statements" within the meaning of Rule 175 of the Securities Act of 1933, as amended, and Rule 3b-6 of the Securities Act of 1934, as amended, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for the Company's products, competitive pricing pressures, changes in the market price of ingredients used in the Company's products and the level of expenses incurred in the Company's operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate. The Company disclaims any intent or obligation to update "forward looking statements."

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company leases its office space from Wyvern Technologies. The terms of this lease are for $1.00 per square foot per month ($2,500.00 per month) on a month to month basis. This facility consists of 2,500 square feet, and management believes this is currently suitable as the main administrative office and should remain so for the next twelve months. The Company does not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized by the Company.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information regarding the beneficial ownership of shares of common stock of the Company ("Shares") as of September 30, 2000 (issued and outstanding common stock of 19,672,477) by (i) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding common stock; and (ii) all officers and directors of the Company, and as a group (each person has sole voting power and sole dispositive power as to the shares shown):

Title of      Name and Address of               Amount of      Percent
Class         Beneficial Owner                  Beneficial        of
                                                Ownership(1)     class

Common        Safe at Home Products, Inc.       10,000,000      50.83%
Stock         1201 East Warner Avenue
              Santa Ana, California 92705

Common        Rich Bourg Financial, Ltd.         2,111,750      10.73%
Stock         6281 Tweedholm Court
              San Jose, California 95120

Common        James J. Weber                     1,673,669 (2)    8.43%
Stock         1201 East Warner Avenue
              Santa Ana, California 92705

Common        Sigam Investments, Inc.            1,500,000       7.62%
Stock         1201 East Warner Avenue
              Santa Ana, California 92705

Common        Jerry G. Hilbert                     268,260 (3)   1.36%
Stock         1201 East Warner Avenue
              Santa Ana, California 92705

Common        Shares of all directors and       11,941,929 (4)  59.97%
Stock         executive officers as a group
             (2 persons)

(1) Other than as set forth below, none of these security holders has the right to acquire any amount of the Shares from options, warrants, rights, conversion privilege, or similar obligations.

(2) Of this amount, 173,669 are represented by shares from a convertible promissory note between the Company and Wyvern Technologies, Inc., which is controlled by Mr. Weber (see "Certain Relationships and Related Transactions").

(3) Of this amount, 68,260 are represented by shares from a convertible promissory note between the Company and Mr. Hilbert (see "Certain
Relationships and Related Transactions").

(4) Includes the shares owned by Safe at Home Products, Inc., since Mr. Weber and Mr. Hilbert are principals of that firm. The other major Shareholder of that firm is Sigam Investments, Inc., which is controlled By Todd T. Marsh.

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

Directors and Executive Officers.

The names, ages, and respective positions of the directors and executive officers of the Company are set forth below; there are no promoter and control persons of the Company.. The Directors named below will serve until the next annual meeting of the Company's stockholders or until their successors are duly elected and have qualified. Directors are elected for a one-year term at the annual stockholders' meeting. Officers will hold their positions at the will of the Board of Directors, absent any employment agreement, of which none currently exist or are contemplated. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. The Directors and Executive Officers of the Company are not a party to any material pending legal proceedings and, to the best of their knowledge, no such action by or against them has been threatened.

(a)  James J. Weber, President/Treasurer/Director.

Mr. Weber, age 61, received his Bachelor of Science Degree in Industrial Engineering from Gannon University in 1962. He received a Master of Science Degree in Industrial Engineering from New Mexico State University in 1969. During the Viet Nam war, he served as a regular Army officer, rising to the rank of Major; he was decorated with the Silver Star, Distinguished Flying Cross, Bronze Star, three air medals and other decorations.

From 1970 to 1977, Mr. Weber held progressively more responsible positions in manufacturing and sales and marketing of electronic systems, and became CEO of a medical instrument company in 1978. In 1984, he founded Wyvern Technologies, Inc., a prime manufacturer of defense electronic systems. Continuing to date as President of this firm, Mr. Weber has negotiated exclusive license agreements with Northrop Grumman, where Wyvern is the sole manufacturer of all OEM electronics on the F-5 fighter and the B-2 bomber. Additionally, this company has manufactured electronics used on most of the current United States military aircraft, including the new F-22 fighter.

(b)  Jerry G. Hilbert, Vice President/Director.

Mr. Hilbert, age 57, earned his Electrical Engineering degree from West Coast University in 1970. Upon graduation, he worked for several electronics companies; he has gained nearly 28 years experience developing electronics related products. His career began in 1964 through 1970 as a Senior Project Manager at Ford Aeronautics. From 1970 to 1980, he was the Systems Design Manager for MAI/Basic Four, a computer firm. From 1980 through 1984, Mr. Hilbert has held various positions at Philips Ultrasound. During the latter part of the 1980's and continuing through 1988, he was a senior project engineer for Palamar Systems and Machines. As this firm, Mr. Hilbert, was instrumental in the coordination of turn-key automated factories in the Peoples Republic of China. Since he left this firm, he has been an independent consultant to many electronics companies, where he has helped to develop new products.

ITEM 6.  EXECUTIVE COMPENSATION.

(a) The current officers and directors have not received any compensation to date. They will not be remunerated until the Company turns profitable.

(b) There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the Company in the event of retirement at normal retirement date as there is no existing plan provided for or contributed to by the Company.

(c) No remuneration is proposed to be paid in the future directly or indirectly by the Company to any officer or director since there is no existing plan which provides for such payment, including a stock option plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Other than as set forth below, there are no relationships, transactions, or proposed transactions to which the Company was or is to be a party, in which any of the named persons set forth previously had or is to have a direct or indirect material interest.

(a) On March 3, 1998, the Company sold 3,100,000 shares of its common stock to the founding stockholders for $0.001 per share (a total consideration of $3,100), as follows: James J. Weber, 1,500,000 shares; Sigam Investments, Inc., 1,500,000 shares; Jerry G. Hilbert, 75,000 shares; and Anthony Lagomarsino, 25,000 shares.

(b) The initial acquisition of the Company's technology was consummated on March 17, 1998, when the Company entered into a Technology Purchase Agreement with Safe at Home Products, Inc. ("SAHP"); the principals of this firm are the same as the Company. In connection with the acquisition, SAHP's principal stockholders were to receive royalties equal to the sum of 10% of the gross revenues generated from the use of the technologies. These royalties were to be paid for a period of sixty (60) months, with the first payment due on or before April 10, 1998 in exchange for all patent, product and legal rights to SAHP's technologies. In addition, the Company agreed to pay SAHP the sum of $100,000 as an advance against future royalties on or before September 15, 1998. The founding shareholders of the Company are also the founding majority shareholders of SAHP. On April 1, 1999, the Company renegotiated and signed an amended Share Exchange Agreement whereby it paid 12,000,000 shares valued at $0.50 per share of restricted common stock of the Company to SAHP to acquire 12,000,000 of the outstanding shares, valued at $0.50 per share, of NuCo, Inc., a Nevada corporation that SAHP transferred the technology to after the Company failed to meet the payment terms of the original Technology Purchase Agreement dated March 17, 1998.

(c) On March 22, 1999, the Company borrowed $173,669.56 from Wyvern Technologies, Inc., which is controlled by Mr. Weber. The note is unsecured, payable in one payment including principal and interest at maturity, bearing an interest rate of 10%, and originally matured on March 22, 2000; this note has been extended by oral agreement of the parties to March 22, 2001 (after an extension from September 22, 2000) (see Exhibit 10.2 to this Form 10-SB). Additionally, the holder has the option to convert any unpaid balances, including accrued interest, into shares of the Company's common stock at a price of $1.00 per share.

(d)  On July 14, 2000, the Company borrowed $68,260 from
Mr. Hilbert. The note is unsecured, payable in one payment including principal and interest at maturity, bearing an interest rate of 10%, and maturing on July 14, 2001 (see Exhibit
10.3 to this Form 10-SB). Additionally, the holder has the option to convert any unpaid balances, including accrued interest, into shares of the Company's common stock at a price of $1.00 per share.

For each of the transactions noted above, the transaction was negotiated, on the part of the Company, on the basis of what is in the best interests of the Company and its shareholders. In addition, in each case the interested affiliate did vote in favor of the transaction; however, the full board of directors did make the determination that the terms in each case were as favorable as could have been obtained from non-affiliated parties.

The Company leases its office space from Wyvern Technologies. Mr. Weber is the principal and director of Wyvern Technologies. Ana, California 92705. The terms of this lease are for $1.00 per square foot per month ($2,500.00 per month) on a month to month basis.

The officers and directors of the Company are engaged in other businesses, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on a board of directors. As a result, certain potential conflicts of interest, such as those set forth above with the transactions, may arise between the Company and its officers and directors. The Company will attempt to resolve such conflicts of interest in favor of the Company by carefully reviewing each proposed transaction to determine its fairness to the Company and its shareholders and whether the proposed terms of the transaction are at least as favorable as those which could be obtained from independent sources. The officers and directors of the Company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company or on behalf of itself and other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts is in any manner prejudicial to the Company.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock.

The authorized capital stock of the Company includes
50,000,000 shares of common stock, par value $0.001 per share. The holders of the shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; and (c) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) cumulative or special voting rights; (b) preemptive rights to purchase in new issues of shares; (c) preference as to dividends or interest; (d) preference upon liquidation; or (e) any other special rights or preferences. In addition, the shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and an amendment thereto, and Bylaws of the Company, attached as Exhibits to this Form 10-SB. As of September 30, 2000, the Company had 19,552,477 shares of common stock issued and outstanding

Preferred Stock.

The authorized capital stock of the Company also includes 5,000,000 shares of preferred stock, par value $0.001. As of the date of this Form 10-SB, the Company had 14,333 shares of 8% cumulative preferred stock issued and outstanding. These shares of preferred stock have a conversion feature whereby these shares may be converted into shares of the Company's common stock on a basis of 10 shares of common stock for 1 share of preferred stock. In addition, these shares of preferred stock are callable 2 years from the date of issuance, but before 3 years from the date of issuance at a redemption rate of 110% of the liquidation value. Accordingly, the liquidation value is stated at $3.00 per share of preferred stock.

Non-Cumulative Voting.

The holders of the Shares do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

Dividends.

The Company does not currently intend to pay cash dividends. The Company's proposed dividend policy is to make distributions of its revenues to its stockholders when the Company's Board of Directors deems such distributions appropriate. Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the Shares, nor can there be any guarantees of the success of the Company.

A distribution of revenues will be made only when, in the judgment of the Company's Board of Directors, it is in the best interest of the Company's stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the company's internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

The Company's authorized but unissued common stock consists of 30,447,523 Shares. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.
Transfer Agent.

The Company has engaged the services of Pacific Stock Transfer
Company, 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120, to act as transfer agent and registrar for the Company.

PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information.

From August 25, 1998 to November 17, 1999, the Company's common stock was traded on the Over the Counter Bulletin Board. After the latter date, the shares have been traded in the National Quotation Bureau's Pink Sheets (symbol "EVRL") and the range of closing bid prices shown below is reported while trading on the Bulletin Board and the Pink Sheets. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.


Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ending on December 31, 2000

                                            High      Low

Quarter Ended March 31, 2000 *              2.62      0.01
Quarter Ended June 30, 2000 **              2.25      2.25
Quarter Ended September 30, 2000 ***        2.00      2.00

*  The Shares only traded on 11 days during this quarter.
**  The Shares only traded on two days during this quarter
*** The Shares only traded on one day during this quarter

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ending on December 31, 1999

                                            High      Low

Quarter Ended March 31, 1999                3.25      1.00
Quarter Ended June 30, 1999                 3.50      0.12
Quarter Ended September 30, 1999            2.25      1.25
Quarter Ended December 31, 1999             3.00      2.00

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ended December 31, 1998

                                            High      Low

Quarter Ended September 30, 1998 ***        3.25      1.75
Quarter Ended December 31, 1998             1.56      0.01

*** The shares of common stock of the Company commenced trading on the Bulletin board on August 25, 1998.

In order to qualify for relisting on the Bulletin Board, the Company must comply with the new eligibility rules of the Bulletin Board (that is, all listed companies must be reporting companies), and accordingly the Company filed its Form 10-SB Registration Statement with the Securities and Exchange Commission on November 18, 1999.

Holders of Common Equity.

As of September 30, 2000, there were approximately 95 shareholders of record of the Company's common stock.

Dividend Information.

The Company has not declared or paid a cash dividend to stockholders since it became a "C" corporation. The Board of Directors presently intends to retain any earnings to finance
Company operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

ITEM 2.  LEGAL PROCEEDINGS.
The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

(a) In February 1998, the Company engaged its initial independent accountant, Barry Friedman, C.P.A.. This engagement was approved by the Board of Directors. Mr. Friedman prepared and audited financial statement for the period of February 3, 1998 (date of inception of the Company) through March 16, 1998 in connection with a private offering of shares of common stock. In March 1999, Mr. Friedman resigned in such capacity.

(b) Effective in March 1999, James E. Slayton, C.P.A. was engaged to serve as the new independent accountant for the Company. During the Company's initial fiscal year and the subsequent interim period prior to engaging that accountant, neither the Company (nor someone on its behalf) consulted the newly engaged accountant regarding any matter. Mr. Slayton audited the Company's financial statements for the fiscal years 1998 and 1999. Mr. Slayton's report on these financial statements was modified as to uncertainty that the Company will continue as a going concern; other than this, this accountant's report on the financial statements for the past two years neither contained an adverse opinion or a disclaimer of opinion, nor was qualified or modified as to uncertainty, audit scope, or accounting principles. Effective on or about May 11, 2000, Mr. Slayton was dismissed. The decision to change accountants was approved by the Board of Directors.

(c) Effective on May 11, 2000, the firm of L.L. Bradford & Company was engaged to serve as the new principal accountants to audit the Company's financial statements for the 1998 and 1999 fiscal years. The decision to retain the new firm was approved by the Board of Directors. During the Company's two most recent fiscal years, and the subsequent interim period prior to engaging those accountants, neither the Company (nor someone on its behalf) consulted the newly engaged accountants regarding any matter.

During the Company's two most recent fiscal years and any subsequent interim period preceding such changes, there have been no disagreements with former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. In addition, there were no "reportable events" as described in Item
304(a)(1)(iv)(B)1 through 3 of Regulation S-B that occurred within the Company's two most recent fiscal years and the subsequent interim period preceding such changes.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

The following equity securities of the Company were sold without registration during period commencing on February 3, 1998, the date of incorporation of the Company, to the present:

(a) On March 3, 1998, the Company sold 3,100,000 shares of its common stock to the founding shareholders for a total consideration of $3,100 ($0.001 per share), as follows: James J.
Weber, 1,500,000 shares; Sigam Investments, Inc., 1,500,000 shares; Jerry G. Hilbert, 75,000 shares; and Anthony
Lagomarsino, 25,000 shares.

(b) On June 8, 1998, the Company sold a total of 54,000 shares of its common stock for a total consideration of $2,700.

(c) On July 23, 1998, the Company issued 183,000 shares of its common stock for services rendered in the amount of $9,100. These services consisted of assistance in the preparation of a private placement memorandum and the plan of business of the company.

(d) On August 24, 1998, the Company issued 305,000 shares of its common stock for services rendered in the amount of $30,250. These services consisted of assistance in the preparation for the establishment of a retail market for the common stock of the Company, and preparation of the business plan of the Company.

(e) On August 24, 1998, the Company issued 40,000 shares of its common stock as payment for a debt owed by the Company in the amount of $2,000.

(f) On December 31, 1998, the Company issued 2,000 shares of its common stock for services rendered in the amount of $2,750.
These services consisted of legal work in connection with preparation of a private placement memorandum for the Company.

(g) On March 25,1999, the Company issued 12,000 shares of its common stock for services rendered in the amount of $12,900. These services consisted of legal services in connection with the preparation of a private placement memorandum for the Company.

(h) On April 5, 1999, the Company issued 12,000 share of common stock for services rendered in the amount of $12,900. These services consisted of other work in connection with the preparation of a private placement memorandum.

(i)  On April 5, 1999, the Company entered into two Common
Stock Subscription Agreements under which the Company is entitled to receive funds of $450,000 for the issuance of warrants covering 300,000 shares of the Company's common stock (exercisable at $1.50 per share from April 5, 1999). These subscriptions are covered by two promissory notes, dated April 5, 1999, each for $225,000. These promissory notes were due and payable not later than July 5, 1999 (extended to December 31, 2000 by oral agreement of the parties). In September 1999, the stock subscriptions receivable was reduced by $57,375 to satisfy the Company's debt to one of the purchasers. Accordingly, 38,250 shares of the Company's common stock were transferred from a stock subscription holder to the debt holders for full satisfaction of such debts.

Warrants covering all 300,000 shares were exercised prior to April 7, 1999; 150,000 of the shares were issued on April 8, 1999 and the other 150,000 shares were issued on September 27, 1999. As of December 31, 1999, stock subscriptions receivable totaled $392,625.

(j)  On April 5, 1999, the Company entered into two Common
Stock Subscription Agreements which entitle the Company to receive funds of $525,000 through the issuance of warrants covering 300,000 shares of the Company's common stock (exercisable at $1.75 per share). These subscriptions are covered by two promissory notes, dated April 5, 1999, each for $262,500. These promissory notes were due and payable not later than July 5, 1999 (extended to December 31, 2000 by oral agreement of the parties). As of December 31, 1999, no shares of the Company's common stock were issued or funds received in relation to these Subscription Agreements. Warrants covering all 300,000 shares were exercised prior to April 7, 1999; however, the shares were not actually issued until March 2000.

(k) On April 15, 1999, the Company issued 11,000 shares of preferred stock for $33,000 in cash.

(l) On September 2, 1999, the Company issued 12,000,000 shares of its common stock per an asset purchase agreement with Safe at Home Products, Inc, dated April 1, 1999.

(m) On September 2, 1999, the Company issued 125,000 shares of its common stock for $125 in cash.

(n) On October 29, 1999, the Company issued 2,000,000 shares of its common stock for services rendered in the amount of $20,000.
These services consisted of developing retail markets for the Company products.

(o) On November 11, 1999, the Company issued 759,485 of its common stock for $106,007 in cash.

(p)  During various dates from March 2000 to May 2000, the
Company issued 359,992 shares of the Company's common stock pursuant to its stock subscriptions payable balance of $77,773 at December 31, 1999.

(q) In September 2000, the Company issued a total of 120,000 restricted shares of common stock for legal services to be provided to the Company, which have been valued at $30,000.

None of the shares issued for services to the Company were issued to affiliates of the Company. No commissions or fees were paid in connection with these sales. All of the above sales through April 5, 1999 were undertaken pursuant to the limited offering exemption from registration under the Securities Act of 1933 as provided in Rule 504 under Regulation D as promulgated by the U.S. Securities and Exchange Commission. All offerings made after that date were undertaken under Rule 506 of Regulation D. The Rule 506 offerings also were made only to sophisticated investors; that is, the investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Limitation of Liability.

The articles of incorporation of the Company (see Exhibit 3.1 to this Form 10-SB) provide the following with respect to liability:

"A director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification."

Indemnification.

(a)  Articles of Incorporation.

The articles of incorporation of the company provide the following with respect to indemnification:

"Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Without limiting the application of the foregoing, the Board of Directors may adopt By-Laws from time to time without respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the corporation to purchase or maintain insurance on behalf of any person who is or was a director or officer."

(b)  Bylaws.

The Bylaws of the company (see Exhibit 3.3 of this Form 10-SB) provide the following with respect to indemnification:

"The Corporation shall indemnify its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Corporation shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article."

(c)  Nevada Revised Statutes.

NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

(1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(3) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

(1) Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(i)  By the stockholders;

(ii) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(iii) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(iv) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

(2) The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

(3) The indemnification and advancement of expenses authorized in NRS 78.7502 or ordered by a court pursuant to this section:

(i) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(ii) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

NRS 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.

(1) A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

(2) The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

(i)  The creation of a trust fund.

(ii)  The establishment of a program of self-insurance.

(iii) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

(iv) The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

(3) Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

(4)  In the absence of fraud:

(i) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

(ii)  The insurance or other financial arrangement:

(A)  Is not void or voidable; and

(B) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

(5) A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

PART F/S.

                         EVERLERT, INC.
                  (A development stage company)
                         BALANCE SHEET
                         JUNE 30, 2000
                          (Unaudited)

ASSETS

Current assets

Cash                                      $     98
Total current assets                            98

Other assets

Acquired technology, net                 4,500,000

Deposits                                    53,500

                                         4,553,500

Total assets                            $4,553,598

             LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

Accounts payable                        $   16,114
Accrued liabilities                         42,909
Due to related party                         2,350
Notes payable - related party              178,669
Note payable                               169,600

Total current liabilities                   409,642

Total liabilities                           409,642

Commitments and contingencies                     -
Stockholders' equity
8% cumulative preferred stock; $.001
par value; 5,000,000 shares authorized,
14,333 shares issued and outstanding             14

Common stock; $.001 par value;
50,000,000 shares authorized,
19,552,477 shares issued and
outstanding                                 19,552
Additional paid-in capital               7,278,040
Stock subscriptions receivable            (917,625)
Accumulated deficit                     (2,236,025)

Total stockholders' equity               4,143,956
Total liabilities and stockholders'
equity                                  $4,553,598

See Accompanying Notes to Financial Statements

                        EVERLERT, INC.
               (A development stage company)
                 STATEMENTS OF OPERATIONS
                       (Unaudited)

                                                              Period from
                                                              February 3, 1998
                                                              Date of Inception)
                                                              Through
                                                              June 30, 2000
                  For the three months  For the six months
                      ended June 30       ended June 30
                  2000       1999       2000      1999

Revenue
                  $      -   $      -   $     -   $      -    $             -

Operating
expenses

Amortization       300,000    300,000   600,000    300,000          1,500,000

Research and
Development              -          -         -        733             68,383

General and
administrative       2,905     23,826    21,410     86,351            620,600

Total operating
expenses           302,905    323,826   621,410    387,084          2,188,983

Net loss from
operations        (302,905)  (323,826) (621,410)  (387,084)        (2,188,983)

Other expense

Interest expense     8,582      8,582    17,163      8,582             47,042

                     8,582      8,582    17,163      8,582             47,042

Net loss before
provision for
income taxes      (311,487)  (332,408) (638,573)  (395,666)        (2,236,025)

Provision for
income taxes             -          -         -          -                  -

Net loss         (311,487)  (332,408) (638,573)  (395,666)         (2,236,025)

Basic and
diluted loss
per common
share               (0.02)     (0.08)    (0.03)     (0.11)              (0.25)

Basic and
Diluted
weighted average
common shares
outstanding    19,279,557  3,987,560 9,068,776  3,696,066            8,749,138

                  See Accompanying Notes to Financial Statements


                                EVERLERT, INC.
                       (A development stage company)
                         STATEMENTS OF CASH FLOWS
                                 (Unaudited)

                                                                   Period from
                                                                   February 3
                                                                   1998
                                                                  (Date of
                                                                   inception)
                             For the six months ended June 30      through
                             2000                    1999          June 30 2000

Cash flows from operating
activities:

Net loss                    $   (638,573)            $ (395,666)    $(2,236,025)

Adjustments to reconcile
net loss to net
cash used by operating
activities:
Amortization                     600,000                300,000       1,500,000

Interest and financing
costs satisfied
in exchange of
common stock                           -                      -          23,375

Common stock issued for
expenses                               -                 25,800          87,900

Changes in operating
assets and liabilities:

Increase in deposits                   -                      -         (53,500)

Increase (decrease) in
accounts payable                  (4,679)              (288,700)         16,114

Increase in accrued
liabilities                      17,163                   6,715          42,909

Increase in due to
related party                     2,350                       -           2,350

Net cash used by
operating activities            (23,739)               (351,851)       (616,877)

Cash flows from financing
activities:

Proceeds from issuance
of notes payable -
related party                         -                 173,669         178,669

Proceeds from issuance
of note payable                       -                 169,600         205,600

Proceeds from issuance
of preferred stock               10,000                  33,001          43,001

Proceeds from issuance
of common stock                       -                       -         111,932

Proceeds from issuance
of stock subscriptions
payable                               -                       -          77,773

Net cash provided by
financing activities             10,000                 993,245         616,975

Net increase (decrease)
in cash                         (13,739)                641,394              98

Cash, beginning of period        13,837                     733               -

Cash, end of period                  98                 642,127              98

Supplemental disclosure
of cash flow:

Cash paid for interest                -                       -                -

Schedule of non-cash
investing and financing
activities:

40,000 common shares issued
for payment of debt                   -                       -            2,000

300,000 common shares issued
in exchange for stock
subscriptions receivable              -                 450,000          450,000

Debt satisfied through
transfer of common stock              -                       -           34,000

12,000,000 common shares
issued in exchange for
acquired technology                   -                      -        6,000,000

Subscriptions payable
satisfied through issuance
of 359,992 common shares         77,773                      -           77,773

300,000 common shares issued
in exchange for stock
subscriptions receivable       525,000                       -          525,000

See Accompanying Notes to Financial Statements

                              EVERLERT, INC.
                      (A development stage company)
                     NOTES TO FINANCIAL STATEMENTS
                           (Unaudited)


1.  BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The financial statements should be read in conjunction with the Form 10-KSB for the year ended December 31, 1999 of Everlert, Inc. ("the Company").

The results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the full year. In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim periods a fair statement of such operation. All such adjustments are of a normal recurring nature.

2.  GOING CONCERN

The Company incurred a net loss of approximately $638,000 for the six months ended June 30, 2000, and the Company's current liabilities exceed its current assets by approximately $400,000 as of June 30, 2000. The Company plans to complete the development of its voice record and playback smoke detector, along with the heat sensor Christmas tree ornaments. The Company will seek additional sources of capital through the issuance of debt or equity financing, but there can be no assurance the Company will be successful in accomplishing its objectives.

The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company's plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Everlert, Inc.
(A Development Stage Company)
Santa Ana, California

We have audited the accompanying balance sheet of Everlert, Inc. as of December 31, 1999, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1999 and the period from February 3, 1998 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Everlert, Inc. as of December 31, 1999, and the results of its activities and cash flows for the year ended December 31, 1999 and the period from February 3, 1998 (date of inception) through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered losses from operations and current liabilities exceed current assets, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ L.L. Bradford & Company, LLC
L.L. Bradford & Company, LLC
August 14, 2000
Las Vegas, Nevada


                            EVERLERT, INC.
                    (A Development Stage Company)
                            BALANCE SHEET
                          DECEMBER 31, 1999

ASSETS

Current assets

Cash                                                          $     13,837
Total current assets                                                13,837

Other assets
Acquired technology, net                                         5,100,000

Deposits                                                            53,500

Total other assets                                               5,153,500

Total assets                                                  $  5,167,337

                   LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

Accounts payable                                             $      20,793
Accrued liabilities                                                 25,746
Stock subscriptions payable                                         77,773
Notes payable - related party                                      178,669
Note payable                                                       169,600

Total current liabilities                                          472,581

Total liabilities                                                  472,581

Commitments and contingencies                                            -

Stockholders' equity
8% cumulative preferred stock; $.001 par
value; 5,000,000 shares authorized, 11,000
shares issued and outstanding                                           11

Common stock; $.001 par value;
50,000,000 shares authorized, 18,892,485 shares
issued and outstanding                                              18,892

Additional paid-in capital                                       6,665,930

Stock subscriptions receivable                                    (392,625)

Accumulated deficit                                             (1,597,452)

Total stockholders' equity                                       4,694,756

Total liabilities and stockholders' equity                       5,167,337

See Accompanying Notes to Financial Statements

                                EVERLERT, INC.
                         (A Development Stage Company)
                           STATEMENTS OF OPERATIONS

                                             Period from        Period from
                                             February 3 1998    February 3 1998
                                            (Date of            (Date of
                                             inception)         inception
                        Year Ended           through            through
                        December 31 1999    December 31 1998    December 31 1999

Revenue                               -     $            -      $           -
Operating expenses
Amortization                    900,000                  -             900,000
Research and
development                         733             67,650              68,383
General and
administrative                  239,391            359,799             599,190

Total operating
expenses                      1,140,124            427,449           1,567,573

Loss from operations         (1,140,124)          (427,449)         (1,567,573)

Other expense
Interest expense                 28,012              1,867              29,879
Loss before provision
for income taxes             (1,168,136)          (429,316)         (1,597,452)
Provision for income
taxes                                 -                  -                   -
Net loss                     (1,168,136)          (429,316)         (1,597,452)

Basic and diluted
loss per common share             (0.15)             (0.14)              (0.28)

Basic and diluted
weighted average
common shares
outstanding                   7,816,424          2,993,359            5,696,891

See Accompanying Notes to Financial Statements

                               EVERLERT, INC.
                     (A Development Stage Company)
                    STATEMENT OF STOCKHOLDERS' EQUITY

                                                       Stock
                Outstanding                            Subcrip          Total
                   Shares       Pref          Add'l    tion    Accumu   Stock
                Pref            erred  Common Paid In  Receiv  lated    Holders
                erred  Common   Stock  Stock  Capital  able    Deficit  Equity

Balance at
February 3
1998
(Date of
inception)          -       -   $   -  $    - $     -  $    -  $     -  $     -

Common stock
issued for
cash, $0.002
weighted
average price
per share           -  3,154,000    -   3,154  2,646        -       -     5,800

Common stock
issued for
expenses $0.086
weighted
average price
per share           -    490,000    -     490  41,610       -       -    42,100

Common stock
issued for
for payment
of debt $0.05       -     40,000    -      40   1,960       -       -     2,000

Net loss           -          -    -       -       -       -  (429,316)(429,316)

Balance
December 31
1998               -    3,684,000  -   3,684  46,216       - (429,316) (379,416)

Preferred
stock issued
for cash $3.00 11,000           - 11       -  32,990       -        -    33,001

Common stock
issued for
expenses $0.025
weighted
average price
per share           -   2,024,000  -   2,024  43,776       -       -     45,800

Common stock
issued for
acquired
technology
$0.50               -  12,000,000  -  12,000 5,988,000     -       -  6,000,000

Common stock
issued for
stock
subscription
receivable
$1.50               -     300,000  -     300   449,700 (450,000) -           -

$57,375 debt
(including
interest and
financing
cost of
$23,375)
satisfied
through
transfer of
common stock
$1.50               -          -   -       -        -   57,375  -      57,375

Common stock
issued for
cash, $0.12
weighted
average price
per share           -    884,485   -     884  105,248        -  -     106,132

Net loss       -          -   -       -        -        - (1,168,136)(1,168,136)

Balance
December 31
1999  11,000 18,892,485 $11 $ 18,892 $6,665,930 (392,625)$(1,597,452)$4,694,756

         See Accompanying Notes to Financial Statements

                            EVERLERT, INC.
                     (A Development Stage Company)
                      STATEMENTS OF CASH FLOWS

                                      Period from           Period from
                                    February 3, 1998      February 3, 1998
                                   (Date of inception)   (Date of inception)
                  Year Ended             through               through
               December 31, 1999    December 31, 1998     December 31, 1999

Cash flows from
operating
activities:

Net loss       $    (1,168,136)     $      (429,316)      $ (1,597,452)
Adjustments
to reconcile
net loss to
net cash used
by operating
activities:
Amortization           900,000                    -            900,000
Interest and
financing costs
satisfied in
exchange of
common stock            23,375                    -             23,375

Common stock
issued for
expenses                45,800               42,100             87,900

Changes in
operating assets
and
liabilities:
Increase in
deposits               (53,500)                   -            (53,500)

Increase
(decrease) in
accounts payable      (318,489)             339,282             20,793

Increase in accrued
liabilities             23,879                1,867             25,746

Net cash used
by operating
activities            (547,071)             (46,067           (593,138)

Cash flows
from financing
activities:
Proceeds from
issuance of notes
payable - related
party                  173,669                5,000            178,669

Proceeds from
issuance of note
payable                169,600               36,000            205,600

Proceeds from
issuance of
preferred stock         33,001                    -             33,001

Proceeds from
issuance of
common stock           106,132                 5,800           111,932

Proceeds from
issuance of stock
subscriptions
payable                 77,773                     -            77,773

Net cash
provided by
financing
activities             560,175                46,800           606,975

Net increase
in cash                 13,104                   733            13,837

Cash, beginning
of period                  733                     -                 -

Cash, end of
period                  13,837                   733            13,837

Supplemental
disclosure of cash
flow:
Cash paid for
interest                     -                     -                 -

Schedule of
non-cash
investing and
financing
activities:

12,000,000 common
shares issued
in exchange for
acquired
technology           6,000,000                     -         6,000,000

300,000 common
shares issued in
exchange for
stock
subscriptions
receivable             450,000                     -           450,000

Debt satisfied
in exchange of
common stock            34,000                     -            34,000

40,000 common
shares issued for
payment of debt              -                  2,000            2,000

See Accompanying Notes to Financial Statements

                            EVERLERT, INC.
                    (A Development Stage Company)
                     NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT
POLICIES

Description of business - Everlert, Inc. (hereinafter referred to as the "Company") is a development stage company that plans to develop, manufacture, and market voice record and playback smoke detectors and related products including heat sensor Christmas tree ornaments. The Company was incorporated in the State of Nevada on February 3, 1998.

Use of estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense). Currently, the Company has no fixed assets.

Acquired technology - The acquired technology is amortized principally on the straight-line method over a period of 5 years. The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of the acquired technology or whether the remaining balance of the acquired technology should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the intangible asset in measuring their recoverability.

Earnings (loss) per share - Basic earnings (loss) per share excludes any dilutive effects of options, warrants and convertible securities. Basic earnings (loss) per share is computed using the weighted-average number of outstanding common shares during the applicable period. Diluted earnings per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is antidilutive.

Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

As of December 31, 1999, the Company has available net operating loss carryovers of approximately $1.6 million that will expire in various periods through 2014. Such losses may not be fully deductible due to the significant amounts of non-cash service costs and the change in ownership rules under Section 382 of the Internal Revenue Code. The Company has established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

Comprehensive income (loss) - The Company has no components of other comprehensive loss. Accordingly, net loss equals comprehensive loss for all periods.

Advertising costs - The Company recognizes advertising expenses in accordance with Statement of Position 93-7 "Reporting on Advertising Costs." Accordingly, the Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of communicating advertisements in the period in which the advertising space or airtime is used. The Company has recorded no significant advertising costs for the year ended December 31, 1999 and period ended December 31, 1998.

Research and development costs - Research and development costs are charged to expense as incurred.

Stock-based compensation - The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statements of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force ("EITF") Issue No. 96-18.

2.  ACQUIRED TECHNOLOGY

In April 1999, the Company entered into an agreement to purchase technology from Safe at Home Products, Inc. in exchange for 12,000,000 shares of the Company's common stock valued at $6,000,000. Acquired technology is amortized over 5 years, and is calculated as follows:

Acquired technology                                $6,000,000
Less:  accumulated amortization                       900,000

Acquired technology, net                          $5,100,000

3.  NOTE PAYABLE

As of December 31, 1999 the Company borrowed $169,600. The note is unsecured, bearing an interest rate of 10%, and is due on demand. Additionally, the holder has the option to convert any unpaid balances, including accrued interest, into shares of the Company's common stock at a price of $1.00 per share.

4.  STOCK SUBSCRIPTIONS RECEIVABLE

The Company entered into several Common Stock Subscription Agreements ("Subscription Agreements") during 1999. These Subscription Agreements entitle the Company to receive funds of $450,000 for the issuance of 300,000 shares of the Company's common stock. In September 1999, the stock subscriptions receivable was reduced by $57,375 to satisfy the Company's debt. Accordingly, 38,250 shares of the Company's common stock were transferred from a stock subscription holder to the debt holders for full satisfaction of such debts. As of December 31, 1999, stock subscriptions receivable totaled $392,625.

5.  STOCKHOLDERS' EQUITY

Preferred stock - As of December 31, 1999, 11,000 shares of preferred stock have a conversion feature which may be converted into shares of the Company's common stock on a basis of 10 shares of common stock for 1 share of preferred stock. In addition, these shares of preferred stock are callable 2 years from the date of issuance, but before 3 years from the date of issuance at a redemption rate of 110% of the liquidation value. Accordingly, the liquidation value is stated at $3.00 per share of preferred stock.

6.  RELATED PARTY TRANSACTIONS

Note payable - related party - As of December 31, 1999, the Company borrowed $173,669 from a related party. The note is unsecured, payable in one payment including principal and interest at maturity, bearing an interest rate of 10%, and maturing September 2000. Additionally, the holder has the option to convert any unpaid balances, including accrued interest, into shares of the Company's common stock at a price of $1.00 per share.

As of December 31, 1999, the Company borrowed $5,000 from a related party. The balance is non-interest bearing and due on demand.

7.  COMMITMENTS AND CONTINGENCIES

Stock Subscription Agreements - In April 1999, the Company entered into several Common Stock Subscription Agreements ("Subscription Agreements") whereby entitling the Company to receive funds of $525,000 through the issuance of 300,000 shares of the Company's common stock. The common stock related to these Subscription Agreements was issued in March 2000, as further discussed in Note 9. As of December 31, 1999, no shares of the Company's common stock were issued or funds received in relation to these Subscription Agreements.

Non-competition agreement - In April 1999, the Company signed a non-competition agreement with Safe at Home Products, Inc. for a period of 5 years. The Company will not engage or conduct, directly or indirectly, any business in competition with Safe at Home Products, Inc.

Other - The Company is involved in a dispute which has arisen in the ordinary course of business. While the results of this matter cannot be predicted with certainty, the Company's management believes that losses, if any, resulting from the ultimate resolution of this matter will not have a material adverse effect on the Company's results of operations, cash flows or financial position.

8.  GOING CONCERN

The Company incurred a net loss of approximately $1,100,000 for the year ended December 31, 1999, and its current liabilities exceed the Company's current assets by approximately $380,000 as of December 31, 1999. The Company plans to complete the development of its voice record and playback smoke detector, along with the heat sensor Christmas tree ornaments. The Company will seek additional sources of capital through the issuance of debt or equity financing, but there can be no assurance the Company will be successful in accomplishing its objectives.

The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company's plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

9.  SUBSEQUENT EVENTS

In March 2000, the Company issued 300,000 shares of the Company's common stock to satisfy an existing Subscription Agreement as described in Note 7. The Subscription Agreement entitles the
Company to receive funds of $525,000.

During various dates from March 2000 to May 2000, the Company issued 359,992 shares of the Company's common stock pursuant to its stock subscriptions payable balance of $77,773 at December
31, 1999.

PART III.

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS.

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached to this Form 10-SB.

                                 SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Everlert, Inc.


Dated: October 24, 2000                    By: /s/  James J. Weber
                                           James J. Weber, President

                        Special Power of Attorney

The undersigned constitute and appoint James J. Weber their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated:


Signature                Title                                  Date

/s/  James J. Weber      President/Treasurer/Director     October 24, 2000
James J. Weber

/s/  Jerry G. Hilbert    Vice President/Director          October 24, 2000
Jerry G. Hilbert

                                  EXHIBIT INDEX

Number                           Exhibit Description

2     Share Exchange Agreement between the Company and Safe at
      Home Products, Inc., dated April 1, 1999 (see below).

3.1   Articles of Incorporation (see below).

3.2   Certificate of Amendment of Articles of Incorporation (see below).

3.3   Bylaws (see below).

10.1 Convertible Promissory Note between the Company and James T. Marsh, dated March 22, 1999 (see below).

10.2 Convertible Promissory Note between the Company and Wyvern Technologies Inc., dated March 22, 1999 (see below).

10.3 Convertible Promissory Note between the Company and Jerry G. Hilbert, dated July 14, 2000 (see below).

21 Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 of the Form 10-KSB/A filed on September 8, 2000).

27    Financial Data Schedules (see below).